January 10, 2008
Mr. Hugh West
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-0408
Dear Mr. West:
The purpose of this letter is to respond to your comment letter dated December 27, 2007, in which you requested that certain information be provided to you within ten business days and that, to the extent applicable, certain related disclosures that continue to be included in future KeyCorp filings with the Securities and Exchange Commission (“Commission”) be revised.
This letter includes the items referred to in your letter, immediately followed by our response. Further, we acknowledge that:
•	KeyCorp management is responsible for the adequacy and accuracy of the disclosures in its filings made pursuant to the Securities Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	KeyCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2006
Risk factors, page 9
1.	Consider the need to add a risk factor that addresses the impact on revenues, profitability and growth resulting from the decisions to exit the sub-prime markets and to stop doing business with homebuilders outside of the 13 states where Key has branches.
Response:
As per your direction, KeyCorp will consider the need to add a risk factor in future Form 10-K filings that addresses the potential impact on its revenues, profitability and growth resulting from the decision to exit the sub-prime lending markets and to stop doing business with homebuilders outside of the 13 states where the company has branches. Management’s determination of the need to add this disclosure will be based on a number of pertinent factors, including the extent to which these business activities contributed to KeyCorp’s past results of operations, as well as the expected contribution to future profitability and growth that will not be realized as a result of the decision to exit these activities.
2.	Consider the need to add specifics to the risk factor on page 12 regarding geographic regions, such as breaking down, by region, the significance to KeyCorp operations and discussing the last years key economic indicators for those regions as well as any forecasts for 2008 for those regions.

Response:
As per your direction, in future Form 10-K filings, KeyCorp will consider the need to add specifics to the risk factor presented on page 12 regarding geographic regions, such as breaking down, by region, the significance to KeyCorp operations and discussing the key economic indicators for those regions as well as any forecasts for the coming year.
To the extent deemed appropriate, additional information will be provided in the Form 10-K for the fiscal year ended December 31, 2007, to assist investors in understanding the extent to which KeyCorp’s business is geographically diversified and affected by the general economic conditions in the regions in which it operates.
Form 10-Q for Quarterly Period Ended September 30, 2007
Management’s Discussion and Analysis
Financial Condition — Securities, page 58
3.	We note your disclosure that you use an outside bond pricing service to assist in measuring the fair value of your MBS and that the fair value of those MBS that cannot be priced by the bond pricing service is estimated using internal valuation models. Please revise your disclosures in future filings to address the following and provide us with a draft of your intended revisions.
•	Explain why the bond pricing service is unable to provide pricing for certain MBS;

•	Quantify the amount of MBS for which the fair value is determined using the bond pricing service and the amount for which the fair value is determined using internal models;

•	Describe the valuation techniques used by both the bond pricing service and the internal valuation model;

•	Identify and describe the inputs to the models that have the greatest potential to impact the value derived; and

•	Explain the significant assumptions used to determine those inputs.
Response:
As per your direction, KeyCorp will revise its disclosures in future filings to address the points outlined by the Commission in comment number 3. Presented below is a draft of our intended revisions to the discussion of the process followed by KeyCorp in determining the fair value at which its mortgage-backed securities are recorded. This revised disclosure will appear initially in the Securities section of Management’s Discussion and Analysis in KeyCorp’s Form 10-K for the fiscal year ended December 31, 2007.

Draft of Revised Disclosure Related to Mortgage-Backed Securities
All of KeyCorp’s mortgage-backed securities were issued by federal agencies and are traded in highly liquid secondary markets. For more than 99% of these securities, management employs an outside bond pricing service to determine the fair value at which each security should be recorded on the balance sheet. In performing the valuations, the pricing service relies on models that are based on security-specific details, as well as relevant industry and economic factors. The most significant of these inputs are quoted market prices, interest rate spreads on relevant benchmark securities and certain prepayment assumptions. For less than $5 million of KeyCorp’s mortgage-backed securities, management uses a purchased pricing model, along with inputs similar to those described above. This model is used to determine the fair value of aged securities for which management must make additional assumptions, beyond those relied upon by the pricing service. The valuations derived from the models are reviewed by management for reasonableness to ensure they are consistent with the values placed on similar securities traded in the secondary markets.
During 2007, net gains from KeyCorp’s mortgage-backed securities totaled $60 million. These net gains include net unrealized gains of $109 million, caused by the decline in benchmark Treasury yields, offset in part by the widening of interest rate spreads on these securities. The net gains also include the $49 million net realized loss recorded during the first quarter in connection with the repositioning of the securities portfolio. The net unrealized gains were recorded in the “accumulated other comprehensive gain (loss)” component of shareholders’ equity, while the net realized loss was recorded in “net securities (losses) gains” on the income statement.
4.	We also note your disclosure that substantially all of your MBS are issued or backed by federal agencies. Please tell us from which federal agencies you purchase MBS and quantify the amount outstanding from each agency as of September 30, 2007 and December 31, 2006.
Response:
The following table shows a breakdown of KeyCorp’s mortgage-backed securities at September 30, 2007, and December 31, 2006, by issuer.
KeyCorp
Mortgage-backed Securities

	September 30,	December 31,
in millions	2007	2006

Issuer:
Federal Home Loan Mortgage Corporation	$4,672	$4,938
Federal National Mortgage Association	2,603	1,979
Government National Mortgage Association	262	418

Total	$7,537	$7,335

Please contact me at 216-689-7841 if you have any questions about this letter.
Sincerely,
/s/ Robert L. Morris
Robert L. Morris
Executive Vice President and
Chief Accounting Officer

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